

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 7, 2024

Graham Tiver
Chief Financial Officer
WOODSIDE ENERGY GROUP LTD
Mia Yellagonga, 11 Mount Street
Perth, Western Australia 6000
Australia

> **Re: WOODSIDE ENERGY GROUP LTD
> Form 10-K for the Fiscal Year Ended December 31, 2023
> Filed February 27, 2024
> File No. 001-41404**

Dear Graham Tiver:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation